Exhibit 1

Oi S.A.

CORPORATE TAXPAYERS’ REGISTRY (CNPJ/MF) No. 76.535.764/0001-43

BOARD OF TRADE (NIRE) No. 33.30029520-8

PUBLICLY-HELD COMPANY

MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

(Drafted in summary form, according to paragraph 1 of article 130 of Law No. 6,404/76)

1. Date, time and place: On November 7, 2012, at 11:00 a.m., at the Company’s headquarters, located at Rua General Polidoro, no. 99, 5th floor, Botafogo, in the City and State of Rio de Janeiro.

2. Agenda: (i) analyze, discuss and deliberate on management’s proposal to adapt the Company’s Bylaws to the new rules of the Listing Regulations of the Level 1 Corporate Governance Listing Segment of the BM&FBOVESPA (the “Listing Regulations”) so that the Company may be listed on the Level 1 Corporate Governance Listing Segment. The following Amendments to the Company’s Bylaws will be necessary: (i) add a single paragraph to Article 1 of the Company’s Bylaws to provide that the Company, its shareholders, Managers and members of the Fiscal Council, when installed, will be subject to provisions of the Listing Regulations (ii) add a fourth paragraph to article 21 of the Company’s Bylaws to provide that one person may not simultaneously hold the positions of Chairman of the Board of Directors and Chief Executive Officer or principal executive of the Company, (iii) add a single paragraph to article 22 of the Company’s Bylaws to provide that the members of the Board of Directors and Board of Executive Officers must sign a Term of Consent (Termo de Anuência dos Administradores) complying with the Listing Regulations prior to assuming their respective positions; and (iv) amend the preamble to article 23 of the Company´s Bylaws to alter the term of office of the members of the Board of Directors and Board of Executive Officers from three (3) to two (2) years; and (ii) restate the Company’s Bylaws.

3. Call Notice: Call notices were published in the newspapers “Diário Oficial do Estado do Rio de Janeiro”, Part V, in the editions of October 23, 2012, on page 6; October 24, 2012, on page 12; and October 25, 2012, on page 6; and “Valor Econômico” National Edition, in the editions of October 23, 2012, on page C10; October 24, 2012, on page B3, and October 25, on page B5, as required by article 133 of Law No. 6,404/76.

3.1. All of the documents required by Law No. 6,404/76 and Instruction No. 481/09 of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliarios) (“CVM”), relating to the topics to be deliberated in this Extraordinary General Shareholders’ Meeting were made available to the Company’s shareholders, through the IPE System of the CVM, due to the publication of the Call Notice, on October 23, 2012.

4. Attendance: Shareholders representing 68.94% of the Company’s voting capital and 23.76% of its preferred shares without voting rights, were present, according to the registries and signatures found in the Shareholders’ Attendance Registry. Also in attendance were Bayard de Paoli Gontijo, Officer of the Company, and Allan Kardec de Melo Ferreira, representing the Company’s Fiscal Council.

This page is part of the Minutes of the Extraordinary General Shareholders’ Meeting of Oi S.A., held on

November 7, 2012, at 11:00 a.m.

5. Chair: The legal quorum having been verified, and in accordance with the provisions of article 17 of the Company’s Bylaws, the Meeting was called to order by Bayard de Paoli Gontijo. Maria Gabriela Campos da Silva Menezes Côrtes served as president of the Meeting and Daniella Geszikter Ventura as secretary.

6. Resolutions: As proposed by the President of the Meeting, the shareholders in attendance unanimously decided to draft these minutes of the Extraordinary Shareholders’ Meeting in summary form, omitting the shareholders’ signatures, pursuant to the provisions of article 130 of Law No. 6,404/76. The reading of the matters included in the Agenda and related documents was also unanimously waived, in accordance with article 130 of Law No. 6,404/76. The abstention of The Bank of New York ADR Department; Public Employees Retirement Association of New Mexico; Eaton Vance International (Ireland) Funds PLC Eaton Vance Internation (Irl) P Emerging Markets Core Fund; PPL Services Corporation Master Trust, with respect to all matters, and of the City of New York Group Trust, with respect to the matters set forth in item (ii) of the Agenda, having been recorded, the shareholders also resolved:

6.1. By unanimous vote, to approve the proposed amendment to the Company’s Bylaws, in order to adapt it to the new rules of the Listing Regulations so that the Company’s may be listed on the Level 1, pursuant to the terms of the Origin and Justification of the Proposed Statutory Amendment (“Origem e Justificativa da Proposta de Alteração Estatutária”), which was presented by the Management and made available to the Company’s shareholders at the time of publication of this Notice of Extraordinary General Shareholders’ Meeting, as follows: (i) add a single paragraph to article 1 to provide that the Company, its shareholders, Managers and members of the Fiscal Council, when installed, will be subject to the provisions of the Listing Regulations; (ii) add a fourth paragraph to article 21 to provide that one person may not simultaneously hold the positions of Chairman of the Board of Directors and Chief Executive Officer or principal executive of the Company, (iii) add a single paragraph to article 22 to provide that the members of the Board of Directors and Board of Executive Officers must sign a Term of Consent (Termo de Anuência dos Administradores) complying with the Listing Regulations prior to assuming their respective positions; and (iv) amend the preamble to article 23 to alter the term of office of the members of the Board of Directors and Board of Executive Officers from three (3) to two (2) years.

6.2. By unanimous vote, to approve, after analysis and discussion, the restatement of the Company’s Bylaws, as provided in Annex I hereto, incorporating the changes approved in the minutes of the Extraordinary General Shareholders’ Meeting held on August 10, 2012 and the matters resolved in the item above.

7. Closure: Having nothing further to discuss, the meeting was suspended for the drafting of these minutes. The minutes were then read and approved by the shareholders who constituted the necessary quorum to approve the resolutions hereby made. (/s/) Maria Gabriela Campos da

This page is part of the Minutes of the Extraordinary General Shareholders’ Meeting of Oi S.A., held on

November 7, 2012, at 11:00 a.m.

Silva Menezes Côrtes – President of the Meeting; Daniella Geszikter Ventura – Secretary of the Meeting; Allan Kardec de Melo Ferreira – representative of the Fiscal Council; Shareholders: TELEMAR PARTICIPAÇÕES S.A. (represented by Luciene Sherique Antaki); VALVERDE PARTICIPAÇÕES S.A. (represented by Ana Carolina dos Remedios Monteiro da Motta); FUNDAÇÃO DOS ECONOMIÁRIOS FEDERAIS – FUNCEF (represented by Giovanny Pereira Pinheiro); BNDES PARTICIPACOES S/A BNDESPAR (represented by Renata Maria Martins Machado); BRATEL BRASIL S.A. (represented by Anna Laura Baraf Svartman); CAIXA DE PREVIDENCIA DOS FUNCIONARIOS DO BANCO DO BRASIL – PREVI (represented by Felipe de Abreu Cáceres); THE BANK OF NEW YORK ADR DEPARTMENT (represented by Evelyn Regiane Diogo); HOUR-GLASS INTERNATIONAL SHRS SCTR TRUST; BEST INVESTMENT CORPORATION; ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND; ALAMEDA COUNTY EMPLOYEES RETIREMENT ASSOCIATION; ALASKA PERMANENT FUND; AT&T SAVINGS GROUP INVESTMENT TRUST; AT&T UNION WELFARE BENEFIT TRUST; BELLSOUTH CORPORATION RFA VEBA TRUST; BELLSOUTH CORPORATION RFA VEBA TRUST FOR NON-REPRESENTABLE EMPLOYEES; BEST INVESTMENT CORPORATION; BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND; BLACKROCK INSTITUTIONAL TRUST COMPANY, N.A.; BP PENSION FUND; BT PENSION SCHEME; CAISSE DE DEPOT ET PLACEMENT DU QUEBEC; CANADA PENSION PLAN INVESTMENT BOARD; CF DV EMERGING MARKETS STOCK INDEX FUND; CITY OF NEW YORK GROUP TRUST ; COLLEGE RETIREMENT EQUITIES FUND; COMMONWEALTH OFF PENNSYLVANIA PUBLIC SCHOOL EMPLOYEES RETIREMENT SYSTEM; COMMONWEALTH SUPERANNUATION CORPORATION; COUNTY EMPLOYEES ANNUITY AND BENEFIT FUND OF THE COOK COUNTY; DBX MSCI BRASIL CURRENCY-HEDGED EQUITY FUNDB ; EATON VANCE INTERNATIONAL (IR) FUNDS PLC EATON VANCE INTERNATION (IRL) P EMERGING MARKETS CORE FUND; EMERGING MARKETS EQUITY INDEX MASTER FUND; EMERGING MARKETS EQUITY INDEX PLUS FUND; EMERGING MARKETS EQUITY TRUST 1; EMERGING MARKETS EQUITY TRUST 4; EMERGING MARKETS EX-CONTROVERSIAL WEAPONS EQUITY INDEX FUND B; EMERGING MARKETS INDEX NON-LENDABLE FUND ; EMERGING MARKETS INDEX NON-LENDABLE FUND B; EMERGING MARKETS PLUS SERIES OF BLACKROCK QUANTITATIVE PARTNERS, L.P.; EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND; EVANGELICAL LUTHERAN CHURCH IN AMERICA BOARD OF PENSIONS; FIDELITY EMERGING MARKETS FUND; FIDELITY SALEM STREET TRUST: SPARTAN EMERGING MARKETS INDEX FUND; FIDELITY SALEM STREET TRUST: SPARTAN GLOBAL EX U.S. INDEX FUND; FIDELITY INVESTMENT TRUST: FIDELITY EMERGING MARKETS DISCOVERY FUND; FIDELITY INVESTMENT TRUST: FIDELITY TOTAL INTERNATIONAL EQUITY FUND; FIDELITY SALEM STREET TRUST: FIDELITY SERIES GLOBAL EX U.S. INDEX FUND; FORD MOTOR COMPANY DEFINED BENEFIT MASTER TRUST; FORD MOTOR COMPANY OF CANADA, LIMITED PENSION TRUST; FUTURE FUND BOARD OF GUARDIANS ; GMAM GROUP PENSION TRUST III ; GMAM INVESTMENT FUNDS TRUST (236949-7); HAND COMPOSITE EMPLOYEE BENEFIT TRUST; HP INVEST COMMON CONTRACTUAL FUND; HSBC BRIC EQUITY FUND; IBM 401(K) PLUS PLAN; IBM DIVERSIFIED GLOBAL EQUITY FUND ; ILLINOIS STATE BOARD OF INVESTMENT; ING WISDOMTREE GLOBAL HIGH-YIELDING EQUITY INDEX PORTFOLIO; ISHARES II PUBLIC LIMITED COMPANY; ISHARES III PUBLIC LIMITED COMPANY; ISHARES MSCI ACWI EX US INDEX FUND; ISHARES MSCI BRAZIL (FREE) INDEX FUND; ISHARES MSCI BRIC INDEX FUND; ISHARES MSCI EMERGING MARKETS INDEX FUND; ISHARES PUBLIC LIMITED COMPANY; JOHN DEERE PENSION TRUST; JOHN HANCOCK FUNDS II STRATEGIC EQUITY ALLOCATION FUND; JOHN HANCOCK VARIABLE INSURANCE TRUST INTERNATIONAL EQUITY INDEX INDEX TRUST B; JOHNSON &

This page is part of the Minutes of the Extraordinary General Shareholders’ Meeting of Oi S.A., held on

November 7, 2012, at 11:00 a.m.

JOHNSON PENSION AND SAVINGS PLANS MASTER TRUST; KANSAS PUBLIC EMPLOYEES RETIREMENT SYSTEM; LVIP BLACKROCK EMERGING MARKETS INDEX RPM FUND; MELLON BANK N.A. EMPLOYEE BENEFIT COLLECTIVE INVESTMENT FUND PLAN; MUNICIPAL EMPLOYEES ANNUITY AND BENEFIT FUND OF CHICAGO; NATIONAL COUNCIL FOR SOCIAL SECURITY FUND; NEW YORK STATE TEACHER’S RETIREMENT SYSTEM; NORTH DAKOTA STATE INVESTMENT BOARD; NORTHERN TRUST INVESTMENT FUND PLC; NORTHERN TRUST UCITS COMMON CONTRACTUAL FUND; PANAGORA GROUP TRUST; PARKER HANNIFIN COLLECTIVE INVESTMENT TRUST; PICTET - EMERGING MARKETS INDEX; PICTET FUNDS S.A RE: PI(CH) - EMERGING MARKETS TRACKER; PICTET GLOBAL SELECTION FUND - GLOBAL HIGH YIELD EMERGING EQUITIES FUND; PPL SERVICES CORPORATION MASTER TRUST; PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY; PUBLIC EMPLOYEE RETIREMENT SYSTEM OF IDAHO; PUBLIC EMPLOYEE RETIREMENT SYSTEM OF OHIO; PYRAMIS EMERGING MARKETS EQUITY TRUST; PYRAMIS GLOBAL EX US INDEX FUND LO; PYRAMIS GROUPS TRUST FOR EMPLOYEE BENEFIT PLANS:PYRAMIS EMERGING MARKETS COMMINGLED POOL; PZENA EMERGING MARKETS COUNTRIES VALUE SERVICE, A SERIES OF PZENA INVESTMENT MANAGEMENT INTERN LLC; ROCHE US DB PLANS MASTER TRUST; SAN DIEGO GAS & ELECTRIC CO NUC FAC DEC TR QUAL; SCHWAB FUNDAMENTAL EMERGING MARKETS INDEX FUND; SHELL PENSION TRUST; SOUTHERN CA EDISON CO NUCLEAR FAC QUAL CPUC DECOM M T FOR SAN ONOFRE AND PALO VERDE NUC GEN STATIONS; SPDR S&P EMERGING LATIN AMERICA ETF; SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND; ST. JAMES’S PLACE GLOBAL EQUITY UNIT TRUST; STATE OF ALASKA RETIREMENT AND BENEFIT PLANS; STATE OF INDIANA PUBLIC EMPLOYEES RETIREMENT FUND; STATE OF OREGON; STATE STREET BANK AND TRUST COMPANY INVESTMENT FUNDS FOR TAX EXEMPT RETIREMENT PLANS; STATE STREET EMERGING MARKETS; STICHTING BLUE SKY ACTIVE EQUITY EMERGING MARKETS GLOBAL FUND; TEACHER RETIREMENT SYSTEM OF TEXAS; THE FIRST CHURCH OF CHRIST, SCIENTIST, IN BOSTON MASSACHUSETTS; THE GLENMEDE FUND, INC. PHILADELPHIA INTERN EMERGING MARKETS FUND; THE HOSPITAL AUTHORITY PROVIDENT FUND SCHEME; THE JAMES IRVINE FOUNDATION; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR NORTHERN TRUST ALL COUNTRY WORLD EQUITY INVESTABLE INDEX FUND; THE MONETARY AUTHORITY OF SINGAPORE; THE NOMURA TRUST AND BKG CO., LTD. RE: INT. EMERGING STOCK INDEX MSCI; THE PENSION RESERVES INVESTMENT MANAGEMENT BOARD; THE SEVENTH SWEDISH NATIONAL PENSION FUND - AP 7 EQUITY FUND; TREASURER OF THE STATE OF NORTH CL. EQUITY INVESTMENT FUND POOLED TRUST; UNITED TECHNOLOGIES CORPORATION MASTER RETIREMENT TRUST; UNIVERSITY OF PITTSBURG; UPS GROUP TRUST; VANGUARD EMERGING MARKETS STOCKS INDEX FUND; VANGUARD FTSE ALL-WORLD EX-US INDEX FUND, A SERIES OF VGD INT EQUITY ID FDS; VANGUARD FUNDS PUBLIC LIMITED COMPANY; VANGUARD TOTAL WORLD STOCK INDEX FUND, A SS OF VGD INT EQUITY INDEX FDS; WASHINGTON STATE INVESTMENT BOARD; WEELS COMMON INVESTMENT FUND; PICTEC - EMERGING MARKETS HIGHT DIVIDEND; CAPITAL EMERGING MARKETS TOTAL OPPORTUNITIES FUND; CAPITAL EMERGING MARKETS TOTAL OPPORTUNITIES FUND (AUSTRALIA); CAPITAL GUARDIAN ALL COUNTRY WORLD EQUITY FUND FOR TAX-EXEMPT TRUSTS; CAPITAL GUARDIAN EMERGING MARKETS EQUITY DC MASTER FUND; CAPITAL GUARDIAN EMERGING MARKETS EQUITY MASTER FUND; CAPITAL GUARDIAN EMERGING MARKETS RESTRICTED EQUIFD FOR TAX EXEMPT TRUSTS; CAPITAL GUARDIAN EMERGING MKS TOTAL OPPORTUNITIES FD FOR TAX-EXEMPT TRUSTS; CAPITAL GUARDIAN EMERGING MARKETS TOTAL OPPORTUNITIES MASTER FUND; CAPITAL GUARDIAN EMPLOYEE BENEFIT INVESTMENT

This page is part of the Minutes of the Extraordinary General Shareholders’ Meeting of Oi S.A., held on

November 7, 2012, at 11:00 a.m.

TRUST; CAPITAL GUARDIAN INTERNATIONAL ALL COUNTRIES EQUITY FUND FOR TAX EXEMPT TRUSTS; CAPITAL GUARDIAN INTERNATIONAL ALL COUNTRIES EQUITY MASTER FUND; CAPITAL INTERNATIONAL EMERGING ECONOMIES; CAPITAL INTERNATIONAL PORTFOLIOS; EMERGING MARKETS GROWTH FUND INC; FIDELITY INVESTMENT MONEY MANAGEMENT, INC (JS WYNANT); JNL/CAPITAL GUARDIAN GLOBAL BALANCED FUND ; JNL/MELLON CAPITAL MANAGEMENT EMERGING MARKETS INDEX FUND; NORGES BANK; PUBLIC EMPLOYEE RETIREMENT ASSOCIATION OS NEW MEXICO; ROCHE DIAGNOSTICS CORPORATION CASH ACCUMULATION PLAN; SBC MASTER PENSION TRUST; SOUTHERN COMPANY SYSTEM MASTER RETIREMENT TRUST; STATE OF NEW MEXICO STATE INVESTMENT COUNCIL; STATE OF WIOMING; STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL; VANGUARD INVESTMENT SERIES, PLC; VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND, A SERIES OF VANGRD STAR FDS (represented by Anderson Carlos Koch).

I certify that this is an accurate copy of the original minutes found in the Company’s own books.

Rio de Janeiro, November 7, 2012.

Maria Gabriela Campos da Silva Menezes Côrtes

President of the Meeting

Daniella Geszikter Ventura

Secretary of the Meeting

This page is part of the Minutes of the Extraordinary General Shareholders’ Meeting of Oi S.A., held on

November 7, 2012, at 11:00 a.m.